SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

FOR IMMEDIATE RELEASE

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Maggie Johns
Director of Corporate Communication	PortfolioPR
212-421-0333	212-736-9224
Galit@otiglobal.com	pholm@portfoliopr.com / mjohns@portfoliopr.com

OTI’S EASYPARK SYSTEM GROWS TO 130,000 SUBSCRIBERS

Transaction Fees Show 300% Increase

Cupertino, CA – June 1, 2004 – On-Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smartcard solutions for homeland security, micropayments and petroleum payments, reported today that its EasyPark parking payment system has reached more than 130,000 subscribers in 24 cities in Israel.

With more than 2 million vehicles in Israel, EasyPark has just begun to realize its potential:

•	About 5,000 new EasyPark devices are being sold monthly, compared to about 3,000 during the first quarter of 2003.

•	Transaction fee generated in the first quarter grew 318% to $70,000 compared to $22,000 the same period last year.

•	Total revenues from EasyPark for the quarter were $367,000 up 212% from $173,000 in the same quarter last year.

•	The EasyPark program offers a constant stream of revenues from additional product sales as well as licensing and transaction fees.

EasyPark demonstrates OTI’s business model of generating revenues from product sales as well as transaction fees and customer support. In the first stage of deployment, most revenues are generated from setting up the infrastructure. Once a critical mass of infrastructure is in place, early adopters begin using the product routinely. Currently, EasyPark has reached a level where there is a sufficient user base to provide a constant stream of revenues. This business model of generating on- going licensing and transaction fees also has been successfully implemented by OTI in its petroleum payment product and some SmartID programs.

With EasyPark, when drivers park their car, they turn on the contactless in-vehicle parking device and display it in their window; when they return to the car, they simply turn off the device. This eliminates the need for parking meters in the street, and creates a uniquely convenient user experience. The EasyPark system currently is used for on-street parking payments. Soon, it will be extended to parking lots, where the device is simply presented at the gate when entering or exiting the lot.

Oded Bashan, Chairman, President and CEO of OTI said, “The increase in revenues from the EasyPark program is an excellent example of the growing impact of OTI’s strategic shift to higher margin recurring revenue-based programs. More than just selling products, OTI ensures the continuous development of the project by also receiving transaction fees.”

About OTI
Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: June 2nd, 2004